Exhibit 21.1

PGT, Inc.

Subsidiaries

Name	State of Incorporation

PGT Industries, Inc.	Florida

CGI Windows and Doors Holdings, Inc. (wholly-owned by PGT Industries, Inc.)	Delaware

CGI Windows and Doors, Inc. (wholly-owned by CGI Windows and Doors Holdings, Inc.)	Delaware